UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 22, 2009

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On October 22, 2009, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the third quarter and nine months ended September 30, 2009. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and nine months ended September 30, 2009. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

99.1   Investor Release of McDonald's Corporation issued October 22, 2009:
McDonald's Third Quarter Earnings Rise on Strong Global Results

99.2   McDonald's Corporation: Supplemental Information, Quarter and Nine Months Ended September 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: October 22, 2009

By: /s/ Kevin M. Ozan

Kevin M. Ozan
Corporate Senior Vice President –
Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued October 22, 2009:
                    McDonald's Third Quarter Earnings Rise on Strong Global Results

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information, Quarter and Nine Months Ended September 30, 2009

Exhibit 99.1



FOR IMMEDIATE RELEASE
10/22/09

FOR MORE INFORMATION CONTACT:
Investors: Mary Kay Shaw, 630-623-7559
Media: Heidi Barker, 630-623-3791

McDONALD'S THIRD QUARTER EARNINGS RISE ON STRONG GLOBAL RESULTS

OAK BROOK, IL — McDonald's Corporation today announced strong results for the third quarter ended September 30, 2009, fueled by positive comparable sales in every area of the world. In constant currencies, the Company posted higher revenues, operating income and earnings per share compared with the prior year.

"Alignment behind McDonald's long-term business strategy, the Plan to Win, is clear as our growth continues to be a systemwide effort with each area of the world contributing," said McDonald's Chief Executive Officer, Jim Skinner. "McDonald's global results demonstrate the resilience of our strategies and our ability to execute successfully."

McDonald's reported the following third quarter highlights:

- Global comparable sales increased 3.8% with the U.S. up 2.5%, Europe up 5.8% and Asia/Pacific, Middle East and Africa up 2.2%

- Consolidated operating income increased 6% (11% in constant currencies) over the prior year

- Earnings per share of $1.15, a 10% increase (14% in constant currencies) over the prior year

- The quarterly cash dividend increased 10% to $0.55 per share – the equivalent of $2.20 per share annually – effective fourth quarter 2009

- Approximately $1.3 billion returned to shareholders through share repurchases and dividends

Jim Skinner continued, "The consistent strength of McDonald's business is the result of our commitment to the customer. We are keeping the McDonald's brand in demand and growing market share around the world by serving great tasting food at an outstanding value in a way that's convenient to today's consumers."

For the quarter, the U.S. generated solid comparable sales and drove an operating income increase of 6%. The ongoing appeal of McDonald's core menu along with favorable consumer response to the new premium Angus Third Pounders and McCafé espresso-based coffees fueled the U.S. results.

McDonald's Europe delivered strong third quarter comparable sales driving a 10% increase in operating income in constant currencies. Locally relevant premium products and promotions combined with compelling value drove the segment's quarterly performance.

In Asia/Pacific, Middle East and Africa (APMEA), operating income for the quarter rose 21% in constant currencies with Australia and China leading the segment. Emphasis on convenience, value, operations excellence and core menu are enhancing consumer appeal and driving growth across APMEA.

Jim Skinner concluded, "We begin the fourth quarter from a position of strength, and I am confident that our focus on the customer and commitment to financial discipline will continue to deliver long-term profitable growth for our System and our shareholders. For October, despite a declining informal eating out market around the world, we expect consolidated comparable sales to remain positive."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

	Quarters ended September 30,				Nine months ended September 30,			
	2009	2008	% Inc / (Dec)	% Inc Excluding Currency Translation	2009	2008	% Inc / (Dec)	% Inc Excluding Currency Translation
Revenues	$6,046.7	$6,267.3	(4)	2	$16,771.3	$17,957.4	(7)	3
Operating income	1,932.8	1,823.7	6	11	5,014.7	4,940.7	1	9
Net income	1,261.0	1,191.3	6	11	3,334.2	3,327.9	—	7
Earnings per share-diluted*	1.15	1.05	10	14	3.00	2.89	4	11

* 2009 results include a negative impact due to the effect of foreign currency translation of $0.05 per share for the quarter and $0.22 per share for the nine months.

In addition, the following items impacted the comparison of growth in diluted earnings per share for the nine months ended September 30, 2009 compared with 2008. In the aggregate, these items negatively impacted the comparison by 1 percentage point (2 percentage points in constant currencies):

For the nine months ended September 30, 2009:

• $0.05 per share after tax gain related to the sale of the Company's minority interest in Redbox Automated Retail, LLC

For the nine months ended September 30, 2008:

• $0.09 per share after tax gain on the sale of the Company's minority interest in Pret A Manger

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, including those operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Comparable sales exclude the impact of currency translation. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends. The number of weekdays and weekend days, referred to as the calendar shift/trading day adjustment, can impact our comparable sales and guest counts. In addition, the timing of holidays can also impact comparable sales and guest counts.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast its investor conference call live over the Internet at 10:00 a.m. Central Time on October 22, 2009. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast and podcast available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and nine months ended September 30, 2009.

The Company plans to release October 2009 sales information on November 9, 2009.

McDonald's will webcast the investor meeting it plans to host on November 12, 2009. Please access www.investor.mcdonalds.com for more information on presentation times and links to the live webcast. There will also be an archived webcast and podcast available for a limited time.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data			Inc /(Dec)	
Quarters ended September 30,	2009	2008	$	%
Revenues				
Sales by Company-operated restaurants	$4,093.6	$4,411.1	(317.5)	(7)
Revenues from franchised restaurants	1,953.1	1,856.2	96.9	5
TOTAL REVENUES	6,046.7	6,267.3	(220.6)	(4)
Operating costs and expenses				
Company-operated restaurant expenses	3,299.8	3,587.2	(287.4)	(8)
Franchised restaurants–occupancy expenses	338.6	316.9	21.7	7
Selling, general & administrative expenses	549.6	582.1	(32.5)	(6)
Impairment and other charges (credits), net	(1.5)		(1.5)	n/m
Other operating (income) expense, net	(72.6)	(42.6)	(30.0)	(70)
Total operating costs and expenses	4,113.9	4,443.6	(329.7)	(7)
OPERATING INCOME	1,932.8	1,823.7	109.1	6
Interest expense	117.8	131.6	(13.8)	(10)
Nonoperating (income) expense, net	(6.0)	(6.8)	0.8	12
Gain on sale of investment	(0.6)		(0.6)	n/m
Income before provision for income taxes	1,821.6	1,698.9	122.7	7
Provision for income taxes	560.6	507.6	53.0	10
NET INCOME	$1,261.0	$1,191.3	69.7	6
EARNINGS PER SHARE-DILUTED	$ 1.15	$ 1.05	0.10	10
Weighted average shares outstanding-diluted	1,098.2	1,136.0	(37.8)	(3)

n/m Not meaningful

# # #

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

Nine months ended September 30,	2009	2008	Inc /(Dec) $	%
Revenues				
Sales by Company-operated restaurants	$11,428.5	$12,705.9	(1,277.4)	(10)
Revenues from franchised restaurants	5,342.8	5,251.5	91.3	2
TOTAL REVENUES	16,771.3	17,957.4	(1,186.1)	(7)
Operating costs and expenses				
Company-operated restaurant expenses	9,379.6	10,462.0	(1,082.4)	(10)
Franchised restaurants–occupancy expenses	953.3	932.0	21.3	2
Selling, general & administrative expenses	1,578.4	1,733.2	(154.8)	(9)
Impairment and other charges, net	0.9	1.0	(0.1)	(10)
Other operating (income) expense, net	(155.6)	(111.5)	(44.1)	(40)
Total operating costs and expenses	11,756.6	13,016.7	(1,260.1)	(10)
OPERATING INCOME	5,014.7	4,940.7	74.0	1
Interest expense	358.0	406.4	(48.4)	(12)
Nonoperating (income) expense, net	(34.4)	(66.5)	32.1	48
Gain on sale of investment	(94.9)	(160.1)	65.2	41
Income before provision for income taxes	4,786.0	4,760.9	25.1	1
Provision for income taxes	1,451.8	1,433.0	18.8	1
NET INCOME	$ 3,334.2	$ 3,327.9	6.3	—
EARNINGS PER SHARE-DILUTED	$ 3.00	$ 2.89	0.11	4
Weighted average shares outstanding-diluted	1,111.6	1,150.4	(38.8)	(3)

# # #

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter and Nine Months Ended September 30, 2009

Impact of Foreign Currency Translation	1
Net Income and Diluted Earnings per Share	1
Revenues	2
Restaurant Margins	5
Selling, General & Administrative Expenses	6
Other Operating (Income) Expense, Net	7
Operating Income	7
Interest Expense	7
Nonoperating (Income) Expense, Net	8
Gain on Sale of Investment	8
Income Taxes	8
Outlook	8
Restaurant Information	10
Risk Factors and Cautionary Statement Regarding Forward-Looking Statements	12

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation for the third quarter and nine months ended September 30, 2009. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by financing in local currencies, hedging certain foreign-denominated cash flows, and purchasing goods and services in local currencies. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because they believe this better represents the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters ended September 30,	2009	2008	Currency Translation Benefit / (Cost) 2009
Revenues	$ 6,046.7	$ 6,267.3	$ (375.9)
Company-operated margins	793.8	823.9	(60.2)
Franchised margins	1,614.5	1,539.3	(51.1)
Selling, general & administrative expenses	549.6	582.1	19.2
Operating income	1,932.8	1,823.7	(89.4)
Net income	1,261.0	1,191.3	(55.5)
Earnings per share – diluted	1.15	1.05	(0.05)

Nine months ended September 30,	2009	2008	Currency Translation Benefit / (Cost) 2009
Revenues	$16,771.3	$17,957.4	$(1,661.7)
Company-operated margins	2,048.9	2,243.9	(220.5)
Franchised margins	4,389.5	4,319.5	(271.5)
Selling, general & administrative expenses	1,578.4	1,733.2	101.0
Operating income	5,014.7	4,940.7	(388.4)
Net income	3,334.2	3,327.9	(240.5)
Earnings per share – diluted	3.00	2.89	(0.22)

Foreign currency translation had a negative impact on consolidated operating results for the quarter and nine months as the U.S. Dollar strengthened against most currencies of foreign markets in which we operate, primarily the Euro, British Pound, Russian Ruble, Australian Dollar and Canadian Dollar.

Net Income and Diluted Earnings per Share

For the third quarter and nine months ended September 30, 2009, net income was $1,261.0 million and $3,334.2 million, respectively, and diluted earnings per share were $1.15 and $3.00, respectively. Results for the nine months benefited by an after tax gain of $58.8 million or $0.05 per share related to the sale of the Company's minority interest in Redbox Automated Retail, LLC (Redbox). Results were negatively impacted due to the effect of foreign currency translation by $0.05 per share and $0.22 per share for the quarter and nine months, respectively.

For the third quarter and nine months ended September 2008, net income was $1,191.3 million and $3,327.9 million, respectively, and diluted earnings per share were $1.05 and $2.89, respectively. Results for the nine months benefited by an after tax gain of $109.0 million or $0.09 per share due to the sale of the Company's minority interest in Pret A Manger.

During the third quarter 2009, the Company repurchased 13.6 million shares of its stock for $758.6 million, bringing the total repurchases for 2009 to 42.6 million shares or $2.4 billion. During the third quarter 2009, the Company paid a quarterly dividend of $0.50 per share or $541.2 million, bringing the total dividends paid for 2009 to $1.6 billion. The Company also declared a fourth quarter 2009 dividend of $0.55 per share, reflecting an increase of 10% over the third quarter.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments, and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales, and generally include initial fees.

REVENUES
Dollars in millions

Quarters ended September 30,	2009	2008	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$1,093.2	$1,185.0	(8)	(8)
Europe	1,833.9	2,007.1	(9)	5
APMEA*	964.0	992.7	(3)	1
Other Countries & Corporate**	202.5	226.3	(11)	(6)
Total	$4,093.6	$4,411.1	(7)	—
Franchised revenues				
U.S.	$ 956.5	$ 899.4	6	6
Europe	707.8	681.8	4	11
APMEA*	161.9	150.6	8	10
Other Countries & Corporate**	126.9	124.4	2	10
Total	$1,953.1	$1,856.2	5	9
Total revenues				
U.S.	$2,049.7	$2,084.4	(2)	(2)
Europe	2,541.7	2,688.9	(5)	6
APMEA*	1,125.9	1,143.3	(2)	2
Other Countries & Corporate**	329.4	350.7	(6)	—
Total	$6,046.7	$6,267.3	(4)	2

Nine months ended September 30,	2009	2008	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 3,252.2	$ 3,490.1	(7)	(7)
Europe	4,899.2	5,752.3	(15)	3
APMEA*	2,740.9	2,801.9	(2)	5
Other Countries & Corporate**	536.2	661.6	(19)	(8)
Total	$11,428.5	$12,705.9	(10)	—
Franchised revenues				
U.S.	$ 2,718.1	$ 2,557.1	6	6
Europe	1,854.7	1,918.4	(3)	10
APMEA*	442.0	431.7	2	14
Other Countries & Corporate**	328.0	344.3	(5)	9
Total	$ 5,342.8	$ 5,251.5	2	8
Total revenues				
U.S.	$ 5,970.3	$ 6,047.2	(1)	(1)
Europe	6,753.9	7,670.7	(12)	5
APMEA*	3,182.9	3,233.6	(2)	6
Other Countries & Corporate**	864.2	1,005.9	(14)	(2)
Total	$16,771.3	$17,957.4	(7)	3

* APMEA represents Asia/Pacific, Middle East and Africa

** Other Countries & Corporate represents operations in Canada and Latin America, as well as Corporate activities

The Company continues to optimize its restaurant ownership mix, cash flow and returns through its refranchising strategy. The shift to a greater percentage of franchised restaurants negatively impacts consolidated revenues as Company-operated sales shift to franchised sales, where we receive rent and/or royalties. In addition, there is a corresponding decrease in Company-operated margin dollars and an increase in franchised margin dollars. The impact on margin percentages varies based on sales and operating costs of refranchised restaurants.

- *Consolidated:* Revenues decreased 4% (increased 2% in constant currencies) for the quarter and decreased 7% (increased 3% in constant currencies) for the nine months. The constant currency growth was driven by positive comparable sales in all segments, partly offset by the impact of the refranchising strategy in certain of the Company's major markets. As a result of refranchising, franchised restaurants represent 80% of systemwide restaurants at September 30, 2009 compared with 79% at September 30, 2008.

- *U.S.:* The decrease in revenues for the quarter and nine months was due to the impact of the refranchising strategy, partly offset by an increase in comparable sales. New products, including the Angus Third Pounder and McCafé premium coffees, as well as core products and value offerings drove comparable sales.

- *Europe:* The constant currency increase in revenues for the quarter and nine months was primarily due to strong comparable sales in the U.K., France and Russia (which is entirely Company-operated). These increases were partly offset by the impact of the refranchising strategy, primarily in the U.K. and Germany.

- *APMEA:* The constant currency increase in revenues for the quarter and nine months was primarily driven by strong comparable sales in Australia and certain Asian markets as well as expansion in China, partly offset by negative comparable sales in China.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, including those operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed.

COMPARABLE SALES

| | % Increase | | | | | |
| | Months Ended September 30, * | | Quarters Ended September 30, | | Nine Months Ended September 30,** | |
	2009	2008	2009	2008	2009	2008
U.S.	3.2	2.8	2.5	4.7	3.5	3.7
Europe	6.9	5.0	5.8	8.2	5.4	8.8
APMEA	5.3	5.9	2.2	7.8	4.0	8.6
Other Countries & Corporate	8.1	9.1	6.1	13.6	5.1	13.6
Total comparable sales	5.1	4.5	3.8	7.1	4.3	6.8

* The number of weekdays and weekend days can impact our reported comparable sales. The calendar shift/trading day adjustment varied by area of the world, ranging from -0.2% to 0.2% in September 2009. In addition, the timing of holidays can also impact comparable sales.

** On a consolidated basis, comparable guest counts (the number of transactions at all restaurants, including those operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed) increased 1.3% and 3.3% for the nine months ended September 30, 2009 and 2008, respectively.

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

| | Month Ended September 30, 2009 | | Quarter Ended September 30, 2009 | | Nine Months Ended September 30, 2009 | |
	% Inc	% Inc Excluding Currency Translation	% Inc / (Dec)	% Inc Excluding Currency Translation	% Inc / (Dec)	% Inc Excluding Currency Translation
U.S.	4	4	3	3	4	4
Europe	6	9	(1)	8	(7)	8
APMEA	16	9	9	6	5	8
Other Countries & Corporate	6	10	(1)	8	(6)	7
Total	7	7	2	6	—	6

FRANCHISED SALES
Dollars in millions

Quarters ended September 30,	2009	2008	% Inc	% Inc Excluding Currency Translation
U.S.	$ 6,948.8	$ 6,597.2	5	5
Europe	4,027.7	3,935.4	2	10
APMEA	2,578.4	2,271.9	13	8
Other Countries & Corporate	1,558.5	1,544.0	1	10
Total*	$15,113.4	$14,348.5	5	7

* Included $3,046.6 million and $2,866.7 million of sales in 2009 and 2008, respectively, derived from developmental licensee restaurants or foreign affiliated markets where the Company earns a royalty based on sales. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based on sales.

Nine months ended September 30,	2009	2008	% Inc / (Dec)	% Inc Excluding Currency Translation
U.S.	$20,011.3	$18,794.9	6	6
Europe	10,608.6	10,983.1	(3)	10
APMEA	7,159.4	6,584.7	9	9
Other Countries & Corporate	4,088.5	4,277.7	(4)	9
Total*	$41,867.8	$40,640.4	3	8

* Included $8,527.3 million and $8,103.0 million of sales in 2009 and 2008, respectively, derived from developmental licensee restaurants or foreign affiliated markets where the Company earns a royalty based on sales. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based on sales.

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters ended September 30,	Percent		Amount		% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
	2009	2008	2009	2008		
Franchised						
U.S.	83.4	83.7	$ 797.4	$ 753.0	6	6
Europe	79.5	79.7	562.6	543.6	3	11
APMEA	89.5	89.7	144.9	135.1	7	9
Other Countries & Corporate	86.4	86.6	109.6	107.6	2	10
Total	82.7	82.9	$1,614.5	$1,539.3	5	8
Company-operated						
U.S.	19.3	18.2	$ 211.3	$ 216.1	(2)	(2)
Europe	20.4	20.0	374.7	400.7	(6)	7
APMEA	18.0	17.0	173.5	168.4	3	7
Other Countries & Corporate	16.9	17.1	34.3	38.7	(11)	(7)
Total	19.4	18.7	$ 793.8	$ 823.9	(4)	4

Nine months ended September 30,	Percent		Amount		% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
	2009	2008	2009	2008		
Franchised						
U.S.	83.1	83.2	$2,259.3	$2,127.0	6	6
Europe	78.3	78.7	1,451.7	1,509.7	(4)	9
APMEA	89.7	89.3	396.6	385.4	3	13
Other Countries & Corporate	86.0	86.4	281.9	297.4	(5)	8
Total	82.2	82.3	$4,389.5	$4,319.5	2	8
Company-operated						
U.S.	19.1	18.4	$ 620.9	$ 640.9	(3)	(3)
Europe	18.2	18.1	889.7	1,040.2	(14)	2
APMEA	16.7	16.4	457.6	458.8	—	8
Other Countries & Corporate	15.1	15.7	80.7	104.0	(22)	(12)
Total	17.9	17.7	$2,048.9	$2,243.9	(9)	1

• *Franchised:* Franchised margin dollars increased $75.2 million or 5% ($126.3 million or 8% in constant currencies) for the quarter and $70.0 million or 2% ($341.5 million or 8% in constant currencies) for the nine months. Positive comparable sales in every segment and the refranchising strategy were the primary drivers of the constant currency growth in franchised margin dollars in both periods.

5

- **U.S.:** The franchised margin percent for the quarter and nine months reflected positive comparable sales offset by additional depreciation related to the Company's investment in the beverage initiative.

- **Europe:** The franchised margin percent for the quarter and nine months was negatively impacted by the refranchising strategy and higher occupancy expenses partly offset by positive comparable sales. In addition, the cost of strategic brand and sales building initiatives, primarily in the U.K. and Germany, negatively impacted the nine months.

- **APMEA:** The decrease in the franchised margin percent for the quarter was primarily driven by higher occupancy expenses in Australia, partly offset by a benefit from foreign currency translation, mostly due to the stronger Japanese yen and the weaker Australian dollar. The franchised margin percent for the nine months was higher than the prior year primarily due to the impact of foreign currency translation.

- **Company-operated:** Company-operated margin dollars decreased $30.1 million or 4% (increased $30.1 million or 4% in constant currencies) for the quarter and decreased $195.0 million or 9% (increased $25.5 million or 1% in constant currencies) for the nine months. In both periods Company-operated margin dollars were negatively impacted by the refranchising strategy. The refranchising strategy had a positive impact on the margin percent for both periods.

  - **U.S.:** The Company-operated margin percent increased for the quarter and nine months due to positive comparable sales and the impact of the refranchising strategy, partly offset by additional depreciation related to the beverage initiative and higher commodity costs. The quarter also benefited from lower employee benefit costs.

  - **Europe:** The Company-operated margin percent increased for the quarter and nine months due to positive comparable sales and refranchising, partly offset by higher commodity and labor costs. Local inflation and the impact of weaker currencies on the cost of certain imported products drove higher costs, primarily in Russia, and negatively impacted the Company-operated margin percent for the quarter and nine months.

  - **APMEA:** The Company-operated margin percent increased for the quarter primarily due to lower commodity and other costs in China, partly offset by higher labor costs throughout the segment. The margin percent increased for the nine months primarily due to positive comparable sales in many markets partly offset by higher commodity and labor costs.

The following table presents margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2009	**2008**	**2009**	**2008**
Food & paper	33.1	33.8	33.8	33.5
Payroll & employee benefits	25.1	25.3	25.6	26.1
Occupancy & other operating expenses	22.4	22.2	22.7	22.7
Total expenses	80.6	81.3	82.1	82.3
Company-operated margins	19.4	18.7	17.9	17.7

Selling, General & Administrative Expenses

- Selling, general & administrative expenses decreased 6% (2% in constant currencies) for the quarter and decreased 9% (3% in constant currencies) for the nine months. Costs in 2008 related to the Beijing Summer Olympics impacted both periods and costs from the Company's biennial Worldwide Owner/Operator Convention in second quarter 2008 impacted the nine months. Selling, general & administrative expenses as a percent of revenues decreased to 9.4% for the nine months 2009 compared with 9.7% for 2008, and as a percent of Systemwide sales, decreased to 3.0% for 2009 compared with 3.2% for 2008.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2009	2008	2009	2008
Gains on sales of restaurant businesses	$(32.5)	$(30.5)	$ (78.6)	$ (73.8)
Equity in earnings of unconsolidated affiliates	(54.9)	(42.3)	(118.2)	(91.8)
Asset dispositions and other expense	14.8	30.2	41.2	54.1
Total	$(72.6)	$(42.6)	$(155.6)	$(111.5)

- Equity in earnings of unconsolidated affiliates for the quarter and nine months reflected increased income from Japan.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters ended September 30,	2009	2008	% Inc	% Inc Excluding Currency Translation
U.S.	$ 865.6	$ 815.5	6	6
Europe	770.9	769.1	—	10
APMEA	279.2	234.1	19	21
Other Countries & Corporate	17.1	5.0	n/m	n/m
Total	$1,932.8	$1,823.7	6	11

Nine months ended September 30,	2009	2008	% Inc / (Dec)	% Inc Excluding Currency Translation
U.S.	$2,426.0	$2,294.3	6	6
Europe	1,879.7	2,018.1	(7)	7
APMEA	723.4	642.9	13	21
Other Countries & Corporate	(14.4)	(14.6)	1	n/m
Total	$5,014.7	$4,940.7	1	9

n/m Not meaningful

- *U.S.:* Operating results increased for the quarter and nine months primarily due to higher franchised margin dollars.

- *Europe:* Constant currency operating results for the quarter and nine months reflected strong operating performance in France, the U.K. and Russia.

- *APMEA:* Constant currency operating results for the quarter and nine months were driven primarily by strong results in Australia. Expansion and improved cost controls in China also contributed to results for both periods.

Combined Operating Margin: Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin for the nine months 2009 and 2008 was 29.9% and 27.5%, respectively. In constant currencies, the 2009 combined operating margin increased 180 basis points.

Interest Expense

- Interest expense for the quarter and nine months decreased primarily due to lower average interest rates, partly offset by higher average debt levels. Weaker foreign currencies benefited the nine months and, to a lesser extent, the quarter.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2009	2008	2009	2008
Interest income	$(4.4)	$(16.0)	$ (14.7)	$ (68.7)
Translation and hedging activity	(6.8)	8.1	(31.9)	0.5
Other expense	5.2	1.1	12.2	1.7
Total	$(6.0)	$ (6.8)	$ (34.4)	$ (66.5)

- Interest income declined for the quarter and nine months primarily due to lower interest rates. Interest income in the nine months 2008 included interest on the partial recovery of prior years' sales taxes in the U.K.

- Translation and hedging activity for 2009 included gains on the hedging of certain foreign-denominated cash flows.

- Other expense for the quarter and nine months ended 2008 reflected higher income from the Company's minority interest in Redbox, which was sold in February 2009.

Gain on Sale of Investment

In 2009, the Company sold its minority ownership interest in Redbox to Coinstar, Inc., the majority owner, for total consideration of $139.8 million. In connection with the sale, in February, the Company received initial consideration valued at $51.6 million consisting of 1.5 million shares of Coinstar common stock at an agreed to value of $41.6 million and $10 million in cash with the balance of the purchase price deferred. In April, the Company sold all of its holdings in the Coinstar common stock for $46.8 million. In second quarter, the Company received $78.4 million in cash from Coinstar as deferred consideration, and in third quarter, the Company received $9.8 million in cash from Coinstar as final consideration.

As a result of the transaction, the Company recognized a nonoperating pretax gain of $0.6 million in the third quarter 2009 and $94.9 million for the nine months.

In second quarter 2008, the Company sold its minority ownership interest in U.K.-based Pret A Manger. As a result of the sale, the Company received cash proceeds of $229.4 million and recognized a nonoperating pretax gain of $160.1 million.

Income Taxes

- The effective income tax rate was 30.3% for the nine months 2009 compared with 30.1% for the nine months 2008 and 30.8% for third quarter 2009 compared with 29.9% for third quarter 2008.

Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add nearly 2 percentage points to 2009 Systemwide sales growth (in constant currencies), most of which will be due to the 709 net traditional restaurants added in 2008.

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in comparable sales for either the U.S. or Europe would increase annual net income per share by about 3 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2009, the total basket of goods is expected to rise about 2% in the U.S. and about 3% in Europe. Some volatility may be experienced between quarters in the normal course of business.

- The Company expects full-year 2009 selling, general & administrative expenses to decline, in constant currencies, although fluctuations will be experienced between quarters due to certain items in 2008 such as the biennial Worldwide Owner/Operator Convention and the Beijing Summer Olympics.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense in 2009 to decrease about 10% compared with 2008. Interest income in 2009 is expected to decrease about 75% compared with 2008 primarily due to lower average interest rates.

- A significant part of the Company's operating income is generated outside the U.S., and about 45% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 70% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction compared with 2008, the Company's annual net income per share would change by about 12 to 15 cents. If foreign currency rates approximate current levels, currency translation is expected to positively impact fourth quarter 2009 revenues and net income per share by about $350 million and $0.06 per share, respectively. For the full year 2009, foreign currency translation is expected to negatively impact net income per share by about $0.16.

- The Company expects the effective income tax rate for the full-year 2009 to be approximately 29% to 31%. Some volatility may be experienced between the quarters resulting in a quarterly tax rate that is outside the annual range.

- The Company expects capital expenditures for 2009 to be approximately $2.1 billion. About half of this amount will be reinvested in existing restaurants while the rest will primarily be used to open about 900 restaurants (850 traditional and 50 satellites). The Company expects net additions of about 550 restaurants (650 net traditional additions and 100 net satellite closings). These restaurant numbers include new unit openings (about 250 restaurants) in affiliated and developmental licensed markets, such as Japan and Latin America, where the Company does not fund any capital expenditures.

- For the full years 2007 and 2008 and first nine months of 2009 combined, the Company returned $15.6 billion to shareholders. Including the fourth quarter 2009 dividend and share repurchases, the Company expects to end the year near the high end of its three-year, $15 billion to $17 billion total cash return target.

- The Company continually reviews its restaurant ownership structures to optimize cash flow and returns and to enhance local relevance. The Company expects to refranchise 1,000 to 1,500 Company-operated restaurants between 2008 and 2010, primarily in its major markets, and will continue to utilize its developmental license strategy. For the full year 2008 and first nine months of 2009 combined, the Company refranchised about 970 restaurants, primarily in its major markets.

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Restaurant Information

SYSTEMWIDE RESTAURANTS

At September 30,	2009	2008	Inc / (Dec)
U.S.*	13,953	13,871	82
Europe			
Germany*	1,347	1,317	30
United Kingdom	1,192	1,193	(1)
France	1,142	1,119	23
Spain	401	385	16
Italy	380	371	9
Other	2,241	2,161	80
Total Europe	6,703	6,546	157
APMEA			
Japan*	3,748	3,746	2
China	1,112	979	133
Australia	788	768	20
Taiwan	346	346	—
Other	2,432	2,291	141
Total APMEA	8,426	8,130	296
Other Countries & Corporate			
Canada*	1,420	1,413	7
Brazil	566	550	16
Mexico	380	372	8
Other	830	795	35
Total Other Countries & Corporate	3,196	3,130	66
Systemwide restaurants	32,278	31,677	601
Countries	118	118	—

* Reflected the following satellites: At September 30, 2009 – U.S. 1,155, Germany 172, Japan 1,281, Canada 453; At September 30, 2008 – U.S. 1,168, Germany 159, Japan 1,370, Canada 437.

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SYSTEMWIDE RESTAURANTS BY TYPE

At September 30,	2009	2008	Inc / (Dec)
U.S.			
Conventional franchised	12,324	11,973	351
Company-operated	1,629	1,898	(269)
Total U.S.	13,953	13,871	82
Europe			
Conventional franchised	4,546	4,294	252
Developmental licensed	124	118	6
Affiliated	23	90	(67)
Total Franchised	4,693	4,502	191
Company-operated	2,010	2,044	(34)
Total Europe	6,703	6,546	157
APMEA			
Conventional franchised	801	758	43
Developmental licensed	1,240	1,057	183
Affiliated	4,058	4,025	33
Total Franchised	6,099	5,840	259
Company-operated	2,327	2,290	37
Total APMEA	8,426	8,130	296
Other Countries & Corporate			
Conventional franchised	1,128	1,051	77
Developmental licensed	1,731	1,672	59
Total Franchised	2,859	2,723	136
Company-operated	337	407	(70)
Total Other Countries & Corporate	3,196	3,130	66
Systemwide			
Conventional franchised	18,799	18,076	723
Developmental licensed	3,095	2,847	248
Affiliated	4,081	4,115	(34)
Total Franchised	25,975	25,038	937
Company-operated	6,303	6,639	(336)
Total Systemwide	32,278	31,677	601

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

This report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. The most important of these is our ability to remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our operating environment. The informal eating out ("IEO") segment of the restaurant industry, although largely mature in our major markets, is highly fragmented and competitive. The current economic environment has caused the IEO segment to contract in many markets, including some of our major markets, and this may continue. The current economic environment has increased consumer focus on value, heightening pricing pressures across the industry, which could affect our ability to continue to grow sales despite the strength of our Brand and value proposition. We have the added challenge of the cultural, economic and regulatory differences that exist among the more than 100 countries where we operate. Regulatory and similar initiatives around the world have also become more wide-ranging and prescriptive and affect how we operate and our results. In particular, increasing focus on nutritional content and on the production, processing and preparation of food "from field to front counter" presents challenges for our Brand.

The risks we face can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales depends largely on how well we execute the Plan to Win, particularly as the global economy emerges from recession.

The Plan to Win addresses the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond effectively to trends or other factors that affect the IEO segment and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, trends in food preparation, consumer preferences and publicity about our products, all of which can drive popular perceptions of our business or affect the willingness of other companies to enter into site, supply or other arrangements or alliances with us;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires trust and confidence;

- Our ability to respond effectively to adverse perceptions about the quick-service segment of the IEO segment, our products and promotions (including the premiums we offer, such as our Happy Meal toys) or the reliability of our supply chain and the safety of the ingredients we use, and our ability to manage the potential impact on McDonald's of food-borne illnesses or product safety issues;

- The success of our plans to improve existing products and to roll out new products and product line extensions, as well as the impact of our competitors' actions, including in response to our product improvements and introductions, and our ability to continue robust product development and manage the complexity of our restaurant operations;

- Our ability to achieve an overall product mix that differentiates the McDonald's experience and balances consumer value with margin expansion, particularly in markets where pricing or cost pressures are significant or have been exacerbated by challenging economic conditions;

- The impact of our pricing, marketing and promotional plans on sales and margins and our ability to adjust our plans to respond quickly to changing economic conditions;

- The impact of events such as boycotts or protests, labor strikes and supply chain interruptions (including due to lack of supply or price increases) that can adversely affect us directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- Our ability to recruit and retain qualified local personnel to manage our operations and growth in certain developing markets;

12

- Our ability to drive restaurant improvements and to motivate our restaurant personnel to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet expectations for quality food served in clean and friendly environments;

- Whether our restaurant remodeling and rebuilding efforts, which remain a priority notwithstanding the current period of slow economic growth and challenging credit markets, is targeted at the elements of the restaurant experience that will best accomplish our goals to enhance the relevance of our Brand and achieve an efficient allocation of our capital resources;

- Our ability to maintain alignment with franchisees on operating, promotional and capital-intensive initiatives;

- The risks to our Brand if a franchisee defaults in its obligations (particularly requirements to pay royalties, make capital investments and open new restaurants), experiences food safety or other operational problems or projects a brand image inconsistent with our values, all of which are more significant risks if a franchisee controls a large number of restaurants as is the case in Latin America; and

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way.

Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.

Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market or daypart (e.g., breakfast). To mitigate the impact of these conditions, we may take promotional or other actions that adversely affect our margins, limit our operating flexibility or result in charges, restaurant closings or sales of Company-operated restaurants. Some macroeconomic conditions could have an even more wide-ranging and prolonged impact. The current environment has been characterized by slowing economies, rising unemployment, declining wages, constrained credit and volatile financial markets. These conditions have significantly affected consumer spending and habits. Moreover, the timing and strength of a recovery is uncertain in many of our most important markets, and growth in consumer spending generally lags improvement in the broader economy. The key factors that affect our ability to manage the impact of these conditions are the following:

- Whether our strategies will permit us to compete effectively and make continued market share gains, while at the same time achieving sales and operating income within our targeted long-term average annual range of growth;

- The effectiveness of our supply chain management, including hedging strategies, to preserve and, where possible, expand our margins;

- Our ability to manage the impact of fluctuations in foreign exchange rates, which are expected to adversely affect full year 2009 results, changes in interest rates and governmental actions to manage national economic conditions such as credit availability, consumer spending, unemployment levels and inflation rates;

- The impact on our margins of labor costs given our labor-intensive business model, the long-term trend toward higher wages in both mature and developing markets and the potential impact of union organizing efforts on day-to-day operations of our restaurants;

- Whether we are able to identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants from year to year, and whether new sites are as profitable as expected;

- The challenges and uncertainties associated with operating in developing markets, such as China, Russia and India, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment; and

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment charges that reduce our earnings.

Increasing regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face and must manage are the following:

- The cost, compliance and other risks associated with the often conflicting regulations we face, especially in the United States where inconsistent standards imposed by local, state and federal authorities can adversely affect popular perceptions of our business and increase our exposure to litigation or governmental investigations or proceedings, and the impact of new, potential or changing regulation that affects or restricts elements of our business, particularly those relating to advertising to children, nutritional content and product labeling and safety;

- The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive popular opinion, litigation and regulation in ways that could be material to our business;

- The risks and costs of McDonald's nutritional labeling and other disclosure practices, particularly given differences among applicable legal requirements and practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of information obtained from third party suppliers;

- The risks and costs to us, our franchisees and our supply chain of increased focus by U.S. and overseas governmental authorities on environmental matters such as climate change, the reduction of greenhouse gases and water consumption, including as a result of initiatives that effectively impose a tax on carbon emissions, such as the proposed "cap and trade" legislation pending in the U.S. Congress;

- The impact of litigation trends, particularly in our major markets, including class actions, labor and employment claims and landlord/tenant disputes, the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; and the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our Brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products, or the appropriateness or accuracy of our advertising or other communications;

- The increasing costs and other effects of compliance with U.S. and overseas regulations affecting our workforce and labor practices, including regulations relating to wage and hour practices, immigration, mandatory healthcare benefits and unlawful workplace discrimination;

- The impact of the current economic conditions on unemployment levels and consumer confidence and the effect of initiatives to stimulate economic recovery and to further regulate financial markets on the cost and availability of funding for the Company and its franchisees, inflation and foreign exchange rates;

- Disruptions in our operations or price volatility in a market that can result from governmental actions, such as price or import-export controls, increased tariffs or government-mandated closure of our or our vendors' operations, and the cost and disruption of responding to governmental investigations or proceedings, whether or not they have merit;

- The risks associated with information security and the use of cashless payments, such as increased investment in technology, the costs of compliance with privacy, consumer protection and other laws, the impact on our margins as the use of cashless payments increases, the potential costs associated with alleged security breaches and the loss of consumer confidence that may result; and

- The impact of changes in financial reporting requirements, accounting principles or practices, related legal or regulatory interpretations or our critical accounting estimates, changes in tax accounting or tax laws (or interpretations thereof), and the impact of settlements of adjustments proposed by the IRS or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope.

14

The trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are the following:

- The current uncertain global economic conditions and market volatility;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can reflect market commentary (including commentary that may be unreliable or incomplete in some cases) or expectations about our business, our creditworthiness or investor confidence generally; actions by shareholders and others seeking to influence our business strategies; sales of large blocks of our stock or portfolio rebalancing activities by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program, dividend rate or changes in our debt levels on our credit ratings, interest expense, ability to obtain funding on favorable terms or our operating or financial flexibility, especially if lenders impose new operating or financial covenants; and

- The impact on our results of other corporate actions, such as those we may take from time to time as part of our continuous review of our corporate structure in light of business, legal and tax considerations.

Our results and financial condition are affected by our ownership mix.

Our refranchising strategy involves a shift to a greater percentage of franchised restaurants. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex and changing. When we refranchise a restaurant, it reduces consolidated revenues as Company-operated sales shift to franchised sales, where we receive rent and/or royalties. It also reduces Company-operated margin dollars while increasing franchised margin dollars, with the impact on margin percentages varying based on sales and operating costs of the refranchised restaurants. Our refranchising strategy can also expose us to risks, including the following:

- Whether the franchisees we select will have the experience and financial resources in the relevant markets to be effective operators of McDonald's restaurants, and

- Potential ongoing payment obligations as a result of our retention of any contingent liabilities in connection with refranchising transactions, such as the indemnification obligations we may incur as a result of the Latam transaction; and

- The risk that our contractual and other rights and remedies to protect against defaults by our counterparties will be limited by local law, costly to exercise or otherwise subject to limitations or litigation that may impair our ability to prevent or mitigate any adverse impact on our Brand or on the financial performance we expect under our franchising and developmental license agreements.

Our results can be adversely affected by disruptions or events, such as the impact of severe weather conditions and natural disasters.

Severe weather conditions, terrorist activities, health epidemics or pandemics or the prospect of these events can have an adverse impact on consumer spending and confidence levels or on other factors that affect our results and prospects, such as commodity costs. Our receipt of proceeds under any insurance we maintain with respect to certain of these risks may be delayed or the proceeds may be insufficient to offset our losses fully.